May 5, 2023

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: SKYX Platforms Corp. – Registration Statement on Form S-3

Ladies and Gentlemen,

Attached please find the Registration Statement on Form S-3 filed by SKYX Platforms Corp. (the “Company”) in connection with “shelf” registration for the proposed offering from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, of the securities described in the prospectus to the Registration Statement on Form S-3.

If you have any questions or comments regarding this filing, please call me at (330) 819-1221 or contact me via e-mail at Jurgita.Ashley@ThompsonHine.com. We would appreciate if you could please advise us once your review is completed.

Respectfully,

/s/ Jurgita Ashley
Jurgita Ashley

cc:	John Campi, Chief Executive Officer (SKYX Platforms Corp.) (John.Campi@skyplug.com)
Rani Kohen, Executive Chairman (SKYX Platforms Corp.) (Rani.Kohen@skyiot.com)
Rob Powell, General Counsel (SKYX Platforms Corp.) (Rob.Powell@skyiot.com)